July 22, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of Digital Video Systems, Inc.'s Current Report on Form 8-K/A dated July 18, 2005, and agree with the statements made in the first, second, third, fourth and fifth paragraphs. We have no basis to comment on the statement made in the sixth paragraph.

Very truly yours,

/S/ Stonefield Josephson, Inc.
 San Francisco, California